UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

(Amendment No. __ )1

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Under the Securities Exchange Act of 1934

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‘mktg, inc.’

(Name of Issuer)

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Common Stock, $.001 par value each

(Title of Class of Securities)

60688K 108

(CUSIP Number)

Charles W. Horsey

c/o ‘mktg, inc.’

75 Ninth Avenue, 3rd Floor

New York, New York 10011

(212) 403-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60688K 108	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles W. Horsey
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 176,017
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 332,226
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 6,250
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,243
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 60688K 108	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement relates to the common stock, $.001 par value per share (“Common Stock”) of ‘mktg, inc.’ (the “Issuer”). The address of the Issuer is 75 Ninth Avenue, 3rd Floor, New York, New York 10011.

Item 2.

Identity and Background.

(a)

This statement is being filed by Chares W. Horsey (the “Reporting Person”).

(b)

The business address of the Reporting Person is c/o ‘mktg, inc.’, 75 Ninth Avenue, New York, New York 10011.

(c)

The Reporting Person is the Chief Operating Officer of the Issuer with a business address of 75 Ninth Avenue, New York, New York 10011.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 508,243 shares of Common Stock, consisting of (i) 6,250 shares of Common Stock acquired by the Reporting Person in a private transaction with the Reporting Person’s personal funds at a price of $2.70 per share, (ii) an aggregate of 169,767 shares of “restricted” Common Stock awarded to the Reporting Person as an employee of the Company (the “Restricted Shares”), and (iii) 332,226 shares of Common Stock (the “Escrow Shares”) which are being held in escrow and which were issued to 3 For All Partners LLC (“3 For All”) by the Issuer in partial consideration for the assets of 3 For All. The Reporting Person has a 55% membership interest in 3 For All and is its Chief Executive Officer, and accordingly may be deemed to be the beneficial owner of the Escrow Shares.

Item 4.

Purpose of the Transaction.

The Reporting Person acquired the securities of the Issuer purchased by him for investment purposes, and acquired the Restricted Shares and Escrow Shares as described in Item 3 above. The Reporting Person intends to review from time to time his investment in the Issuer and depending on such review may consider various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Person of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Person and general stock market and economic conditions, the Reporting Person may acquire additional shares of Common Stock of the Issuer and determine to increase his investment or sell all or part of his investment in the Issuer through open-market purchases, privately negotiated transactions (with the Issuer or third parties), a tender or exchange offer or otherwise.

While the Reporting Person does not have any specific plans or proposals that relate to, or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this filing, the Reporting Person beneficially owns 508,243 shares of Common Stock of the Issuer as set forth in Item 3 above, which constitute 6.0% of the Issuer’s outstanding shares of Common Stock (based on 8,410,866 shares of Common Stock of issued and outstanding).

CUSIP No. 60688K 108	13D	Page 4 of 5 Pages

(b)

The Reporting Person has the sole power to vote and dispose of 6,250 shares of Common Stock owned by him.

The Reporting Person has the sole power to vote, but has no power to dispose of, the 169,767 Restricted Shares, which are subject to forfeiture and restrictions on transfer pursuant to the Restricted Stock Agreement under which they were awarded to the Reporting Person (the “Restricted Stock Agreements”).

The Reporting Person shares with 3 For All and its members the power to vote, but has no power to dispose of, the 332,226 Escrow Shares held of record by 3 For All. The Escrow Shares are being held in escrow by JPMorgan Chase Bank, National Association to satisfy indemnification and other claims, if any, that the Issuer may assert under the Asset Purchase Agreement under which it acquired the assets of 3 For All Partners (the “Asset Purchase Agreement”).

(c)

The only transaction in the Common Stock effected by the Reporting Person in the past 60 days was the Reporting Person’s award of 100,000 of the Restricted Shares on December 22, 2008 in connection with his appointment as Chief Operating Officer of the Issuer.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Restricted Shares are subject to forfeiture pursuant to the Restricted Stock Agreements under which they were issued, and the Escrow Shares may be cancelled by the Issuer to satisfy indemnification and other claims under the Asset Purchase Agreement. In addition, following release of the Escrow Shares from escrow, such shares may be distributed by 3 For All Partners to its members in accordance with their respective membership interests in 3 For All Partners. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be filed as Exhibits.

Not Applicable.

CUSIP No. 60688K 108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2009

/s/CHARLES W. HORSEY
Charles W. Horsey